SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 28, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIRD AMENDMENT TO THE TERM OF ACKOWLEDGMENT OF OBLIGATIONS, PAYMENT COMMITMENT AND OTHER COVENANTS ENTERED INTO BETWEEN THE STATE OF SÃO PAULO, COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP AND THE DEPARTMENT OF WATER AND ELECTRICITY - DAEE.

The parties below:

1. The State of São Paulo (“State”), governmental entity through the Finance Secretariat, represented hereby by its head officer, Mr. Mauro Ricardo Machado Costa;

2. Companhia de Saneamento Básico do Estado de São Paulo (“Sabesp” or “Company”), a mixed economy, state-government controlled and public corporation, corporate taxpayer’s ID (CNPJ 43.776.517/0001 -80), headquartered at Rua Costa Carvalho, 300, in the City and State of São Paulo, represented hereby by its Chief Executive Officer, Mr. Gesner José de Oliveira Filho, jointly with the Chief Financial Officer and Investor Relations Officer, Mr. Rui de Britto Álvares Affonso; and

3. Department of Water and Electricity (“DAEE”), independent governmental entity, headquartered at Rua Boa Vista, 170, in the City and State of São Paulo, corporate taxpayer’s ID (CNPJ) 46.853.800/0001 -56, represented herein by its Superintendent, Mr. Ubirajara Tannuri Felix, jointly with its Chief Financial Officer, Mr. Ismar Lissner;

Severally called as “Party” and jointly as “Parties”, and as intervening party,

4. Sanitation and Energy Secretariat of the State of São Paulo (“SSE”), represented herein by its head officer, Mrs. Dilma Seli Pena;

WHEREAS

     I. The State, Sabesp and DAEE, and SSE as intervening party (at that time, Department of Water Resources, Sanitation and Works), executed on December 11, 2001, the Term of Acknowledgment of Obligations, Payment Commitment and Other Covenants (“Term of Acknowledgment”), by means of which, the State undertook among other obligations to reimburse Sabesp for the amounts disbursed thereby, between the period of March 1986 until November 2001, as payment of benefits referred to by Law of the State of São Paulo #4,819 of August 26, 1958 (“Benefits”);
     II. the effective reimbursement by State to Sabesp was halted due to the fact that they have not reached an agreement as to the proper criteria of calculation and eligibility of Benefits;
     III. in light of these disagreements, on March 26, 2008, the State and Sabesp entered into the Term of Commitment, by means of which they agreed on engaging a specialized company to determine the Undisputed Reimbursement Amount and the Disputed Amount, as well as the engagement of 2 specialized companies to appraise the reservoirs of Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova that comprise the Alto Tietê System (“Reservoirs”);

     IV. Research Institute of Accounting, Actuarial & Financial Foundation (“Fipecafi”), and the companies Companhia Paulista de Obras e Serviços (“CPOS”) and Engeval - Engenharia e Avaliações (“Engeval”) were re-engaged to determine the Undisputed Amount and the Disputed Amount, as well as to carry out the appraisal of Reservoirs;
     V. Fipecafi determined the nominal Undisputed Amount of five hundred, seventy-one million, seven hundred, thirteen thousand, five hundred, sixty-seven reais and thirty-five centavos (R$571,713,567.35), composed of the net amount of five hundred, sixty-one million, sixty-six thousand, forty-nine reais and forty-one centavos (R$561,066,049.41) and the portion referring to the social security contribution of the undisputed amount of ten million, six hundred, forty-seven thousand, five hundred, seventeen reais and ninety-four centavos (R$ 10,647,517.94), determined based on criteria exclusively accepted and indicated by the State, taking into consideration data of payments made by Sabesp in the period between January 1986 and May 2008. The Undisputed Amount monetarily restated by IPCA-IBGE variation until September 2008 reached the amount of nine hundred, sixteen million, seven hundred, eight thousand, eight hundred, seventy-nine reais and eighty-one centavos (R$916,708,879.81);
     VI. The State and Sabesp, based on a survey of the State Department of Personnel Expenses (“DDPE”), and due to a difference identified in the payment of “social security contribution”, in the nominal value of one million, twenty-three thousand, two hundred, eighty-three reais and fifty-one centavos (R$1,023,283.51), jointly decided to adjust the nominal Undisputed Amount determined by Fipecafi to the amount of five hundred, seventy million, six hundred, ninety thousand, two hundred, eighty-three reais and eighty-four centavos (R$570,690,283.84), which restated up to September 2008, results in the Undisputed Amount acknowledged by the State and Sabesp of nine hundred, fifteen million, two hundred, fifty-one thousand, two hundred reais and sixty-eight centavos (R$915,251,200.68);

     VII. the Disputed Amount corresponds to the difference between (i) the amount effectively paid by Sabesp in view of Benefits and pending of reimbursement, as recorded in its accounts and (ii) the Undisputed Amount;
     VIII. the State and Sabesp acknowledge the amount of six hundred, ninety-six million, two hundred, eighty-three thousand, four hundred, sixty-five reais and forty-nine centavos (R$696,283,465.49), at nominal values on the reference date of January 2008 as the Value of Reservoirs, comprised by financial credit to be used in the payment of Undisputed Reimbursement Amount and which shall be restated only as of January 2009, as the State and Sabesp have agreed that the assets appraisal reports would be valid for one (1) year;
     IX. although the State has temporarily assumed the payment of Benefits in 2004, Sabesp was forced to resume this task by decision of 8th Labor District Court of São Paulo, rendered in a public civil action brought by the Association of Retirees and Pensioners of SABESP (proceeding #00110-2004-3), pending of final judgment;
     X. the Parties are jointly endeavoring their efforts to obtain legislative authorization in order to make feasible the conveyance of Reservoirs ownership to Sabesp, thus, overcoming the legal uncertainty caused by the public civil action brought by the Public Prosecutor Office of the State of São Paulo before the 12th Lower Treasury Court of São Paulo (Proceeding #1559/053/03/025681-2), which resulted in the lower court decision and thereafter the appeal #412.899.5/9 -00 was filed, the effects of which were suspended by order of the São Paulo Court of Justice (Motion for Stay of Proceeding #116.474.0/0 -00) — which annuls the commitment assumed by the Parties in the Term of Acknowledgment to conveyance rights over Reservoirs grounded on Article 7, sole paragraph, São Paulo State Law #10,058/68, and opinion of the State Attorney’s Office on Proceeding DAEE #48531/2001;

the Parties resolve to enter into this present Third Addendum to the Term of Acknowledgment (“Third Amendment”), which shall be ruled by the following clauses and conditions, biding the parties by themselves and eventual successors.

CLAUSE 1 – PAYMENT OF UNDISPUTED AMOUNT

The State acknowledges owes to Sabesp the amount of nine hundred, fifteen million, two hundred, fifty-one thousand, two hundred reais and sixty-eight centavos (R$915,251,200.68), hereinafter referred to as “Undisputed Amount”, monetarily restated up to September 2008, corresponding to the reimbursement of undisputed portion of payments made by the Company in favor of former employees or dependents between the period of January 1986 and May 2008, as benefits referred to by Law #4,819/58 (“Benefits”).

Paragraph 1 – The Parties accept that the reservoirs of Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova, which comprise the Alto Tietê System (“Reservoirs”), currently owned by or under the possession of DAEE, worth six hundred, ninety-six million, two hundred, eighty-three thousand, four hundred, sixty-five reais and forty-nine centavos (R$696,283,465.49), hereinafter referred to as “Value of Reservoirs”.

Paragraph 2 – Sabesp provisionally accepts the Reservoirs as part of the payment of the Undisputed Amount and offers herein a provisional acquittance to the State, establishing a financial credit corresponding to the Value of Reservoirs, in the amount of six hundred, ninety-six million, two hundred, eighty-three thousand, four hundred, sixty-five reais and forty-nine centavos (R$696,283,465.49) .

Paragraph 3 – The outstanding balance of two hundred, eighteen million, nine hundred, sixty-seven thousand, seven hundred, thirty-five reais and nineteen centavos (R$218,967,735.19), due to difference between the Undisputed Amount and the financial credit corresponding to the Value of Reservoirs, shall be initially paid in one hundred, fourteen (114) monthly and consecutive installments, in the amount of one million, nine hundred, twenty thousand, seven hundred, sixty-nine reais and sixty-one centavos (R$1,920,769.61) each, the first installment expiring on November 25, 2008 and others on same date of subsequent months or, in the event of bank holiday, on the immediately subsequent business day.

Paragraph 4 – The single amount of installments shall be restated once every twelve (12) months, to include the annual variation of Consumer Price Index calculated by the Brazilian Institute of Geography and Statistics (“IPCA-IBGE”), or another index to replace it, accrued of half per cent (0.5%) interest per month, and the first restatement shall occur in October 2009.

Paragraph 5 – Once verified the publication of law authorizing the conveyance of Reservoirs ownership to Sabesp:

     I - the amount of installments paid until the publication date of said authorizing law shall be deducted from the Undisputed Amount, both monetarily restated by IPCA-IBGE, or another index to replace it, obtaining the “Recalculated Undisputed Amount” from this difference;
     II - the Recalculated Undisputed Amount shall be again divided by installments for the remaining term until the limit of 114 months as of the date of execution hereof, and the installments shall be monthly and consecutive, the first installment shall expire within ten (10) business days as of the recalculation date of the Undisputed Amount;
     III - the financial credit corresponding to the Value of Reservoirs shall be monetarily restated by IPCA-IBGE, or another index to replace it, as of January 2009 until the publication date of the aforementioned law, and used to advance as much installments immediately falling due as sufficient, and Sabesp shall give provisional acquittance of these installments to the State;

     IV - the installments amount shall be restated once every twelve (12) months, as of the recalculation date of the Undisputed Amount, to include the annual variation of IPCA-IBGE, or another index to replace it, accrued of half per cent (0.5%) interest per month.

Paragraph 6 – In relation to the payment of part of Undisputed Amount by means of Reservoirs, it is established that the final acquittance shall be offered only when the areas of Reservoirs are formally registered on behalf of Sabesp, at the appropriate Real Estate Registry Office.

CLAUSE 2 – CONVEYANCE OF RESERVOIRS POSSESSION AND OWNERSHIP TO SABESP

The rights to use and enjoy the Reservoirs are immediately conveyed to Sabesp and may also assign them to third parties, regardless of any remuneration or indemnification to any Party or third party, and DAEE and Sabesp shall be liable for taking the measures necessary to Sabesp actually assumes the control over the Reservoirs within sixty (60) days as of the execution hereof.

Paragraph 1 – A bill authorizing the following shall be forwarded to the Legislative Assembly of the State of São Paulo:

I - the donation of Reservoirs by DAEE on behalf of the State; and
II - the subsequent disposal of Reservoirs by the State on behalf of Sabesp.

Paragraph 2 – As soon as the legislative authorization for the conveyance of Reservoirs ownership is obtained, the Parties shall be liable for taking the measures necessary for the public formalization and subsequent conveyance of ownership at the appropriate Real Estate Registry Office.

Paragraph 3 – Eventual expenses related to fees and charges incurring on the conveyance of Reservoirs ownership to the State shall not be borne by Sabesp under no circumstance.

Paragraph 4 – Eventual expenses related to fees and charges incurring on the conveyance of Reservoirs ownership from the State to Sabesp shall be borne by the Company.

Paragraph 5 – The expenses directly or indirectly related to indemnifications for expropriations shall be borne by the State or DAEE, where applicable.

Paragraph 6 – The State shall ensure DAEE the resources necessary to conclude the action of compensation for expropriation under its responsibility.

Paragraph 7 – The State shall be liable for the risk of eviction before SABESP and it successors.

CLAUSE 3 – REGULARIZATION OF REIMBURSEMENTS RELATED TO THE MONTHLY FLOW OF BENEFITS

While Sabesp is liable for the flow of monthly payment of Benefits, the State shall reimburse Sabesp based on the criteria identical to those applied when determining the Undisputed Amount.

Paragraph 1 – Should there be no preventive court decision, the State shall assume the flow of monthly payment of Benefits portion deemed as undisputed, calculated based on criteria identical to those applied when determining the Undisputed Amount.

Paragraph 2 – Within twelve (12) months as of the execution hereof, the State shall provide the internal operating structuring necessary to determine and process the reimbursements.

Paragraph 3 – While the State’s internal operating structuring has not been concluded to determine and process the reimbursements, Sabesp shall maintain Fipecafi so that it monthly calculates the reimbursement amount, applying criteria identical to those used when determining the Undisputed Amount.

Paragraph 4 – Reimbursements shall occur within ten (10) business days as of the date Fipecafi submits the calculation report of monthly reimbursement to the State.

Paragraph 5 – Should reimbursement do not occur within the term established in the previous paragraph, the monetary restatement by variation of IPCA-IBGE shall be applied, or another index to replace it, accrued of half per cent (0.5%) interest per month.

Paragraph 6 – The first payment due as reimbursement of monthly flow shall encompass the amounts overdue as of June 2008, monetarily restated by IPCA-IBGE, or another index to replace it, in order to update the monthly flow owed by the State to Sabesp.

CLAUSE 4 – DISPUTED AMOUNT

The Disputed Amount is composed of the difference between (i) the Undisputed Amount corresponding to the amount of five hundred, seventy million, six hundred, ninety thousand, two hundred, eighty-three reais and eighty-four centavos (R$570,690,283.84) and (ii) the amount effectively paid by the Company as Benefits until May 2008, corresponding to the amount of nine hundred, fifty-four million, one hundred, twenty-one thousand, six hundred, ninety-two reais and thirty-seven centavos (R$954,121,692.37) not reimbursed by the State, which represents three hundred, eighty-three million, four hundred, thirty-one thousand, four hundred, eight reais and fifty-three centavos (R$383,431,408.53), in nominal values.

Paragraph 1 – The Disputed Amount shall include the monthly differences calculated as of June 2008 between (i) what is effectively reimbursed by the State as undisputed portion of monthly flow and (ii) the amount effectively paid by the Company as Benefits.

Paragraph 2 – Sabesp shall forward to the State Government Attorney’s Office (“PGE”) a substantiated petition in order to obtain a new examination of disagreements that gave rise to the Disputed Amount.

Paragraph 3 – The State reiterates herein its willingness to observe the fiduciary duties of Sabesp’s managers, in order to act in the best interest of the Company, without prejudice of provisions in Article 238 of Law 6,404/76. Thus, the State undertakes not to exercise the share control power to guide Sabesp’s managers to waive eventual credits to which the Company deems itself the beneficial owner vis-à-vis the State.

CLAUSE 5 – EFFECTIVENESS OF TERM OF ACKNOWLEDGMENT

The clauses and conditions of the Term of Acknowledgment shall remain effective, except for those expressly amended by this present instrument.

In witness whereof, the Parties execute this present instrument in four counterparts of equal tenor and form, before the witnesses below.

São Paulo, November 17, 2008.

Parties:

STATE OF SÃO PAULO

Mauro Ricardo Machado Costa
Finance Secretary

DEPARTMENT OF WATER AND ELECTRICITY

Ubirajara Tannuri Felix	Ismar Lissner
Superintendent	Chief Financial Officer

COMPANHIA DE SANEAMENTO BÁSICO DO
ESTADO DE SÃO PAULO – SABESP

Gesner José de Oliveira Filho	Rui de Britto Álvares Affonso
Chief Executive Officer	Chief Financial Officer and
Investor Relations Officer

Intervening Party:

SANITATION AND ENERGY SECRETARIAT

     Dilma Seli Pena
Sanitation and Energy Secretary

Witnesses:

Claudia Polto da Cunha	Lucas Navarro Prado
RG 18.205.781-1 SSP-SP	RG 886.964 SSP-MS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: November 28, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.